

July 13, 2012

Via E-mail
Stephen E. Macadam
Chief Executive Officer
Enpro Industries, Inc.
5605 Carnegie Boulevard, Suite 500,
Charlotte, North Carolina 28209

> **RE:**   **Enpro Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-31225**

Dear Mr. Macadam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 9

Certain of our subsidiaries filed petitions to resolve asbestos litigation, page 9

1. In future filings, please revise this risk factor to include specific material information relating to the risks connected to the pending asbestos matters. In particular, please discuss the estimated amount of your liability, the progression of the litigation to date, the amount of legal and settlement expenses to date, and any specific uncertainties or risks regarding insurance payments, including the limited amount that is available to cover current and future asbestos claims, as disclosed in Note 20 to the financial statements. Further, we note that you disclosed in your earnings call for the first quarter of 2012 that the asbestos claimants and future claims representative are seeking to expand the claims beyond the subsidiaries to include EnPro Industries, Inc. and related subsidiaries. Please disclose this fact in your future Exchange Act reports, including any material risks related

to this expansion of the asbestos claims, both in your risk factors and in your Legal Proceedings disclosure, as appropriate. Please provide us with draft disclosure showing how you will present this information in future filings.

Legal Proceedings, page 17

2. In future filings, please provide an update of the recent material developments relating to the asbestos matters within this section. For example, we note that in your earnings call for the fourth quarter of 2011 you discuss that GST has proposed a $250 million plan of reorganization to permanently resolve all present and future asbestos claims. Given the significance of the bankruptcy proceeding and the asbestos claims in general, this section should provide a comprehensive overview of the status of such matters, including the current state of the bankruptcy proceeding and any expected future developments. Please provide us with draft disclosure showing how you will present this information in future filings.

2011 Compared to 2010, page 27

3. In future filings, please provide a discussion of the business reasons for changes in the various line items from year to year. For example, in your discussion of your operating results for Engineered Products, you attribute increased sales and profits for GGB and CPI to higher volume and price increases, but you do not provide the business reasons underlying such changes, or specify the specific impact that these changes had on the overall change in net sales. Further, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. In addition, we note that throughout this discussion, you disclose the contribution made by "acquisitions completed since 2010." However, in light of the significant number of acquisitions you completed in 2011 and the substantial impact of these acquisitions on your business, this section should provide additional detail of the material affect of specific acquisitions completed in 2011 and how such acquisitions impacted the results for each segment. Please note that Management's Discussion and Analysis should identify and address key variables and other qualitative and quantitative factors which are unique to you and necessary for an understanding and evaluation of your company. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 32

4. We note your disclosure on page 32 that $28 million in cash and cash equivalents is held outside of the United States. In future filings, please expand your liquidity disclosure to inform investors of the range of potential tax consequences associated with repatriating the cash held outside the United States. Further, please provide disclosure regarding any future cash repatriation plans. Please also disclose any risks relating to repatriation in your risk factor section, as applicable.

Cash Flows, page 32

5. You disclose that as of December 31, 2011 that approximately $28 million or 91% of your cash and cash equivalents were held outside of the United States. From disclosure in Note 6 to your financial statements, it appears you do not intend to repatriate the funds. In future filings please disclose the following:

    - You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them; and
    - Quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars.
    - Please also explain the implications of any such restrictions upon your liquidity. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Goodwill and Other Intangible Assets, page 39

6. On page 25 you state you used discounted cash flow and market valuation approaches to estimate the fair value of your reporting units. Please provide expanded disclosure to clarify how you combine or consider the outcomes of these two methods to determine your estimates. Also, for any reporting unit with material goodwill that has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Amount of goodwill allocated to the reporting unit;
    - Description of how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - Description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

    If material goodwill does not exist at reporting units that are at risk of failing step one (i.e. with fair value not substantially in excess of carrying value) or there are no reporting units at risk, please disclose that fact.

Note 14 – Fair Value Measurements, page 82

7. Please revise future filings to clarify how you combined or otherwise considered the results of the discounted cash flow and market valuation approaches to calculate your estimate of $236.9 million for the fair market value of GST. Also, please provide more

details on your criteria for identifying similar businesses for the market approach. Your disclosure states you used businesses of similar size. Provide us supplementally with the names of the businesses and tell us how you considered the bankruptcy petitions and asbestos litigation of the GST entities in considering the applicability of the similar businesses. Also, please consider the need to address this estimate in your future discussions of critical accounting policies in MD&A.

Note 20 – Commitments and Contingencies, page 96

8. For the environmental contingencies and matters relating to Colt Firearms, Central Moloney, and Crucible Materials Corporation, please disclose the amount or range of reasonably possible loss in addition to amounts accrued or that the amount cannot be estimated. Alternatively, you can disclose that the reasonably possible range of loss in addition to amounts accrued is not material to the financial statements.

9. We note your disclosure in Note 19 that the $469.2 recorded for "Liabilities subject to compromise" includes "pre-petition unsecured claims." Further, we note that much of your disclosure in Note 20 provides information about the asbestos claims prior to the petition date. Please tell us what efforts you have made to estimate the entire amount of the obligations you or GST will incur post-petition date in connection with the bankruptcy proceeding, including the amount you may have to contribute to any trust established or to affect a plan of reorganization. With a view toward future disclosures, please tell us whether you have estimated such amounts, and if not, please advise us as to your efforts in this regard.

Asbestos, page 98

10. We note your disclosure that as of December 31, 2011, you have submitted $122 million worth of claims paid by GST to insurance companies for reimbursement, but as of the end of the period you had only received $32.7 million in insurance payments since the Petition Date. Please tell us what efforts you have made to estimate the entire gross amount of insurance recoveries you expect to receive, taking into account any and all disputed amounts and the financial viability of the insurance carriers.

11. In future filings, please include disclosure related to the potential range of loss from asbestos claims in addition to amounts accrued. The disclosure should be responsive to the requirements of ASC 450-20 and the needs of investors and should clearly address how the disclosures consider the bankruptcy. Also, while the bankruptcy has resulted in the deconsolidation of the subsidiaries, quantified disclosure related to the continuing contingency to the subsidiaries, along with an analysis of the potential impact to the registrant appears necessary. Quantification of amounts important to an investor's understanding and material to future operations, liquidity and financial position should not be limited to amounts prior to the petition date of the subsidiaries. Please provide us with an example of your intended future disclosure.

12. Please revise your disclosure of asbestos litigation in future filings to provide the following:

- A rollforward of number of claims for each of the periods presented that includes, at a minimum, new actions/suits, settlements, and dismissals;
- The amount or range of amounts claimed for each period presented; and
- The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.

Refer to SAB Topic 5:Y for guidance.

Exhibit 23.1

13. The consent makes reference to an audit report dated February 29, 2012. Please explain to us whether this should refer to the audit report dated February 27, 2012, on page 57.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief